SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. _)*

Edgewater Technology, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

280358102
(CUSIP Number)

Robert L. Chapman, Jr., Chapman Capital L.L.C. Continental Grand Plaza, 300
N. Continental Blvd. El Segundo, California 90245 Tel: (310) 563-6900 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2000
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      (Continued on the following pages)
                                 (Page 1 of 11)

1. NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chap-Cap Partners, L.P., a Delaware Limited Partnership

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[x] (b)[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS* WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,479,500

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,479,500

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,479,500

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.2%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Chapman Capital L.L.C., a Delaware Limited Liability Company

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,479,500

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,479,500

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,479,500

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.2%

14.      TYPE OF REPORTING PERSON*
                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Robert L. Chapman, Jr.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,479,500

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,479,500

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,479,500

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.2%

14.      TYPE OF REPORTING PERSON*
                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  Security and Issuer.

         This statement relates to the common stock (the "Common Stock") of Edgewater Technology, Inc. (the "Issuer"). The Issuer's principal executive office is located at 234 East Millsap Road, Fayetteville, AR 72703.

ITEM 2.  Identity and Background.

     (a)-(c) This statement is being filed by Chap-Cap Partners, L.P., a Delaware limited partnership ("Chap-Cap"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), and Robert L. Chapman, Jr. (collectively, the "Reporting Persons"). Chap-Cap's present principal business is investing in marketable securities. Chapman Capital's present principal business is serving as the General Partner of Chap-Cap. Robert L. Chapman, Jr.'s present principal occupation is serving as Managing Member of Chapman Capital. Chapman Capital and Robert L. Chapman, Jr. each expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

     Chap-Cap, Chapman Capital and Robert Chapman, Jr.'s business address is Continental Grand Plaza, 300 North Continental Blvd., El Segundo, California 90245.

         (d) and (e) During the last five years, none of the persons or entities above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Robert Chapman, Jr. is a citizen of the United States.

ITEM 3.  Source and Amount of Funds or Other Consideration.

The source and amount of funds used by the Reporting Persons in making their purchases of the shares of Common Stock beneficially owned by them are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $8,904,345

ITEM 4.  Purpose of Transaction.

         The Reporting Persons acquired the Common Stock beneficially owned by them in the ordinary course of their trade or business of purchasing, selling, trading and investing in securities.

         The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer's business, affairs and financial position, other developments concerning the Issuer, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.

         Robert L. Chapman Jr. has spoken with management of the Issuer regarding the possibility of, or seeking to influence the management of the Issuer with respect to, board representation, business strategies, legal strategies, tax strategies, mergers, business combinations, recapitalizations, sales of assets, negotiated or open-market stock repurchases or other extraordinary corporate transactions.

         Specifically, Mr. Chapman has articulated repeatedly to Mr. Clete T. Brewer, Chairman and Chief Executive Officer of the Issuer, several other senior officers of the Issuer, and the entire Board of Directors of the Issuer Chapman Capital's belief that all but $5-10 million of the Issuer's cash and equivalents should be distributed to the Issuer's shareholders as soon as practical. Mr. Chapman has communicated the Reporting Persons' disenchantment with the Issuer's highly-dilutive employee and officer stock option programs and announced intention to utilize only $130 million of the Issuer's currently-held cash and equivalents in the Issuer's $8 per share self tender offer, particularly since it has been reported that the Issuer will be receiving an additional $31 million from the sale of its Clinforce division plus an estimated $15 million through a tax refund. Chapman Capital has communicated that it does not support the retention by the Issuer of an estimated $55 million in cash and equivalents ($145 million in existing cash/equivalents less $130 million self-tender plus $31 million Clinforce sale proceeds plus estimated $15 million tax refund less $6 million transaction-related expenses) for working capital use by the residual e-solutions division which a) is estimated to have approximately $30 million in revenues in 2000, b) has purported to be cash flow positive, and thus self-funding, and c) has purported not to be interested in non-organic growth through cash-funded acquisitions and significant new office openings. In addition, Mr. Chapman has communicated to Mr. Brewer that should the Reporting Persons, at any time and under any circumstances, be asked to vote for the approval of any sale of the Issuer's assets (e.g., Clinforce), it is the Reporting Persons' current intention to vote "NO" (i.e., against such asset sale) unless the Issuer is legally bound to distribute at least 95% of the proceeds from such asset sale immediately upon the sale's consummation.

         The Reporting Persons may in the future consider a variety of different alternatives to achieving their goal of maximizing shareholder value, including negotiated transactions, tender offers, proxy contests, consent solicitations, communications with other shareholders or other actions. However, it should not be assumed that the Reporting Persons will take any of the foregoing actions. The Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Issuer.

         Chapman Capital L.L.C. has initiated a "victims fund" for the families of the Issuer's employees killed during the tragedy that fell upon the Issuer's e-solutions subsidiary on December 26, 2000. In particular, this fund ("Friends of Edgewater Charitable Fund") has been accumulating donations to be given to the Issuer to help satisfy the needs of families placed into both financial and emotional distress due to the loss of a loved one in the horrific incident.

         Except as set forth above, as of the date of this filing none of the Reporting Persons has any plans or proposals, which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4. Such persons may at any time reconsider and change their plans or proposals relating to the foregoing.

ITEM 5.  Interest in Securities of the Issuer.

         (a) Together, the Reporting Persons beneficially own a total of 1,479,500 shares of Common Stock constituting 5.2% of all of the outstanding shares of Common Stock.

         (b) The Reporting Persons have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by them.

     (c) The following transactions were effected by the Reporting Persons during the past sixty (60) days:

                                                              Approximate Price
                                                                per Share
                                         Amount of            (exclusive of
Date              Security              Shares Bought           commissions)
----              --------              -------------         ------------
10/27/00           Common               10,000                 $4.63
10/31/00           Common               15,000                 $4.78
11/01/00           Common               31,500                 $4.72
11/09/00           Common                1,500                 $4.94
11/10/00           Common               48,500                 $5.03
12/21/00           Common            1,000,000                 $6.50

                                                              Approximate Price
                                                               per Share
                                    Amount of                 (exclusive of
Date              Security          Shares Sold               commissions)
----              --------         ----------------           ------------
11/03/00          Common                36,000                 $5.77
11/06/00          Common                10,000                 $5.84
11/10/00          Common                 5,000                 $4.98
11/10/00          Common                 5,000                 $4.98
11/13/00          Common                   500                 $4.87
12/21/00          Common             1,000,000                 $6.49
12/21/00          Common                30,000                 $6.62
12/21/00          Common                 5,000                 $6.75
12/22/00          Common                 5,000                 $6.62

         The above transactions were effected by the Reporting Persons on the NASDAQ National Market.

         Other than the transactions described above and those described in Item 6 below, no other transactions with respect to the Common Stock were effected by the Reporting Persons during the past sixty (60) days.

         (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

         (e)      Not applicable.

TEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The following transactions were effected by the Reporting Persons on the Pacific Exchange:

                                                               Approximate Price
                                                                per Contract
                                     Amount of                  (inclusive of
Date              Security          Contracts Bought            commissions)
----              --------          ----------------            ------------
12/4/00         Apr.7.5 Put          500                        $2.70

                                                               Approximate Price
                                                                per Contract
                                    Amount of                   (inclusive of
Date              Security          Contracts Sold              commissions)
----              --------          --------------              ------------
12/4/00         Jan.7.5 Put          500                        $2.18

         The following transactions were effected by the Reporting Persons on the Philadelphia Stock Exchange:

                                                               Approximate Price
                                                               per Contract
                                    Amount of                  (inclusive of
Date              Security          Contracts Bought            commissions)
----              --------          ----------------            ------------
12/4/00           Apr. 5 Put        600                        $1.08

                                                               Approximate Price
                                                                per Contract
                                    Amount of                  (inclusive of
Date              Security          Contracts Sold              commissions)
----              --------          --------------              ------------
12/4/00           Jan. 5 Put        600                        $0.49

ITEM 7.  Material to be Filed as Exhibits.

         Exhibit A - Joint Filing Agreement

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  December 28, 2000


CHAP-CAP PARTNERS, L.P.
By: Chapman Capital L.L.C.,
         as General Partner


By:      /s/ Robert L. Chapman, Jr.
    --------------------------------
         Robert L. Chapman, Jr.
         Managing Member


CHAPMAN CAPITAL L.L.C.


By:      /s/ Robert L. Chapman, Jr.
    --------------------------------
         Robert L. Chapman, Jr.
         Managing Member



         /s/ Robert L. Chapman, Jr.
------------------------------------
         Robert L. Chapman, Jr.

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Edgewater Technology, Inc. dated December 28, 2000, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  December 28, 2000

                                            CHAP-CAP PARTNERS, L.P.
                                            By: Chapman Capital L.L.C.,
                                                     as General Partner


                                            By:      /s/ Robert L. Chapman, Jr.
                                                --------------------------------
                                                     Robert L. Chapman, Jr.
                                                     Managing Member


                                            CHAPMAN CAPITAL L.L.C.


                                            By:      /s/ Robert L. Chapman, Jr.
                                                --------------------------------
                                                     Robert L. Chapman, Jr.
                                                     Managing Member

                                                    /s/ Robert L. Chapman, Jr.
                                                       Robert L. Chapman